SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated October 27th, 2008 announcing Registrant’s third quarter financial results.

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: October 27th, 2008

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM REPORTS FINANCIAL RESULTS FOR
Q3 AND 1st NINE MONTHS OF 2008

– Company Returns to Growth with a 19% Sequential Increase
in Revenues and $0.14 EPS –

        KFAR SAVA, Israel – October 27, 2008 – Silicom Ltd. (NASDAQ and TASE: SILC) today reported its financial results for the third quarter and nine months ended September 30, 2008.

        Revenues for the third quarter of 2008 were $6.1 million, a 19% increase compared sequentially with revenues of $5.2 million recorded in the second quarter of 2008 and an 8% decrease compared year-over-year with revenues of $6.6 million recorded in the third quarter of 2007. Net income for the third quarter of 2008 was $0.9 million, or $0.14 per share (basic and diluted), a 192% increase compared sequentially with $0.3 million, or $0.05 per share (basic and diluted) for the second quarter of 2008, and a 43% decrease compared year-over-year with net income of $1.6 million, or $0.25 per share (basic and diluted), for the third quarter of 2007.

        Revenues for the first nine months of 2008 were $19.0 million compared with $19.3 million for the parallel period of 2007. Net income for the nine-month period was $3.0 million, or $0.44 per diluted share ($0.45 per basic share), compared with $4.5 million, or $0.72 per diluted share ($0.75 per basic share), for the first nine months of 2007.

        Commenting on the results, Shaike Orbach, President and CEO, said, “We are pleased to report significant sequential growth in our revenues and profits for the third quarter – especially given the challenges inherent in today’s volatile macro market environment. This success derives from the on-track overall performance of our business, resulting in new revenues that have mitigated the effect of the appliance configuration change implemented recently by one of our significant customers. We are especially encouraged by two positive developments:

—	The increased purchases of our Fortune 100 WAN Optimization customer. Throughout the quarter, this major manufacturer increased its purchases of Silicom products in preparation for rolling out its next-generation WAN Optimization appliances, and has ‘designed in’ our BYPASS card as a standard component in one of them.

—	The steady addition of new business with new and current customers. We continue to make headway in our sales efforts, through which we continue to secure new customers and increase the range of products that we sell to existing customers. We have recently added an important new security appliance customer who we believe has the potential to become a significant customer in the future.

“These developments have enabled us to continue building our business despite the difficult market environment, making us optimistic regarding our long-term prospects.”

Conference Call Details

The Company will host a conference call to discuss these results today, Monday, October 27th, at:

9:00 a.m. Eastern Daylight Time
6:00 a.m. Pacific Daylight Time
15:00 Israel Time

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 866 345 5855

UK: 0 800 404 8418

ISRAEL: 03 918 0650

INTERNATIONAL: +972 3 918 0650

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website, at: www.silicom.co.il

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1-646-201-9246
E-mail: erang@silicom.co.il	E-mail : info@gkir.com

– FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated
Statements of Income

(US$ thousands, except for share and per share data)

	Three-month period ended September 30,		Nine-month period ended September 30,
	2008	2007	2008	2007

Sales	$6,141	$6,640	$19,016	$19,306
Cost of sales	3,723	3,990	11,364	11,624

Gross profit	2,418	2,650	7,652	7,682

Research and development costs	791	524	2,475	1,587
Selling and marketing expenses	568	365	1,741	1,147
General and administrative expenses	360	316	1,151	858

Total operating expenses	1,719	1,205	5,367	3,592

Operating income	699	1,445	2,285	4,090

Financial income, net	295	297	804	649

Income before income taxes	994	1,742	3,089	4,739
Income tax expense	50	96	86	279

Net income	$944	$1,646	$3,003	$4,460

Basic income per ordinary share	$0.14	$0.25	$0.45	$0.75

Weighted average number of ordinary shares
used to compute basic income per share (in
thousands)	6,694	6,495	6,682	5,976

Diluted income per ordinary share	$0.14	$0.25	$0.44	$0.72

Weighted average number of ordinary shares
used to compute diluted income per share (in
thousands)	6,734	6,707	6,764	6,174

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	September 30, 2008	December 31, 2007

Assets

Current assets
Cash and cash equivalents	$10,080	$14,216
Marketable securities	8,150	3,516
Accounts receivables: Trade, net	5,131	6,545
Accounts receivables: Other	352	338
Inventories	4,997	4,078
Deferred tax assets	345	73

Total current assets	29,055	28,766

Marketable securities	19,217	15,210
Assets held for employees' severance benefits	1,171	952
Property, plant and equipment, net	875	675
Other assets, net	-	39

Total assets	$50,318	$45,642

Liabilities and shareholder's equity

Current liabilities
Trade accounts payable	$2,363	$2,997
Other accounts payable and accrued expenses	2,316	1,715

Total current liabilities	4,679	4,712

Liability for employees' severance benefits	2,110	1,596

Total liabilities	6,789	6,308

Shareholders' equity
Ordinary shares and additional paid-in
capital	32,939	31,747
Treasury shares	(38)	(38)
Retained earnings	10,628	7,625

Total Shareholders' equity	43,529	39,334

Total liabilities and shareholders equity	$50,318	$45,642